EXHIBIT 99.1

Fusion Fuel Green PLC to Hold Virtual Investor Day on Thursday, January 28 at 10:00 a.m. ET

DUBLIN, Ireland, Jan. 14, 2021 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO), ("Fusion Fuel", or "the Company"), an emerging leader in the green hydrogen sector, announced today that it will hold an Investor Day on Thursday, January 28, 2021 at 10:00 a.m. EST / 3:00 p.m. GMT.

Participants will have an opportunity to hear Fusion Fuel management provide an update on market dynamics, financial projections, current operations, and key growth opportunities. In conjunction with the Investor Day, Fusion Fuel will be releasing an updated investor presentation, which will be available for download on the investors section of the Company’s website.

All are invited to listen to the event by registering here. A replay of the investor day will also be available on the investors section of the website for 12 months.

About Fusion Fuel Green plc.

Fusion Fuel Green plc. is committed to accelerating the energy transition and decarbonizing the global energy system by making zero-emissions green hydrogen commercially viable and accessible. Fusion Fuel has created a proprietary microelectrolyzer solution that allows it to produce hydrogen at highly competitive costs using renewable energy, resulting in zero-carbon emissions. Fusion Fuel’s business lines include the sale of electrolyzer technology to customers interested in building their own green hydrogen capacity, the development of hydrogen plants to be owned and operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. For more information, please visit fusion-fuel.eu.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some or all of the results anticipated by these forward-looking statements may not be achieved. Further information on the Company’s risk factors is contained in our filings with the SEC. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Use of Social Media as a Source of Material News

Fusion Fuel uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in Fusion Fuel. It is possible that certain information that Fusion Fuel posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and Fusion Fuel encourages investors, the media and others interested in Fusion Fuel to review the business and financial information that Fusion Fuel posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

Investor Relations Contact
Cody Slach and Georg Venturatos
Gateway IR
HTOO@gatewayir.com